UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under Securities Exchange Act of 1934
(Amendment No. 7)*

GENOMIC HEALTH, INC.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

37244101

(CUSIP Number)

Randal W. Scott

Chief Executive Officer

Locus Development, Inc.

4458 Brannan Street

San Francisco, CA 94107

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Randal W. Scott, Ph.D.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions): PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2 (e): ☐

6	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,490,881

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,490,881

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,490,881

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.9%

14	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This schedule relates to the Common Stock, par value $0.0001 per share, (“Common Stock”) of Genomic Health, Inc., a Delaware corporation (“the Company”).  The address of the principal executive offices of the Company is 301 Penobscot Drive, Redwood City, CA  94063.

Item 2.	Identity and Background

(a)   Name of Reporting Person

Randal W. Scott, Ph.D.

(b)   Principal Business Address

4458 Brannan Street

San Francisco, CA 94107

(c)   Present Principal Occupation or Employment

Dr. Scott is Chief Executive Officer of Locus Development, Inc.

(d)   Dr. Scott has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar civil infractions or misdemeanors).

(e)   Dr. Scott has not, during the past five years, been a party to a civil proceeding as a result of which he is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

(f)    Dr. Scott is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration
Not applicable

Item 4.	Purpose of Transaction
Not applicable

Item 5.	Interest in Securities of the Issuer

(a)   The aggregate percentage of Common Stock reported owned beneficially by Dr. Scott is based upon 30,052,273 shares outstanding as of April 30, 2012. Dr. Scott beneficially owned 1,490,881 shares of Common Stock as of May 11, 2012, constituting approximately 4.9% of the shares of Common Stock outstanding. The 1,490,881 shares of Common Stock consist of 1,245,117 shares owned directly by Dr. Scott, 12,298 shares indirectly held through Morgan Stanley DW Inc. as Custodian for Randal W. Scott, IRA, 3,466 shares held for the benefit of Dr. Scott’s children, of which Dr. Scott’s sister is trustee, and options to purchase 230,000 shares of Common Stock that are subject to outstanding options, 144,164 of which are exercisable within 60 days of May 11, 2012.

(b)   Dr. Scott has sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,490,881 shares of Common Stock.

(c)   On March 12, 2012, Dr. Scott sold 15,000 shares of Common Stock at an average price of $30.9787 per share. On March 13, 2012, Dr. Scott sold 15,000 shares of Common Stock at an average price of $31.1176 per share. On April 10, 2012, Dr. Scott sold 10,000 shares of Common Stock at an average price of $28.8081 per share. On April 11, 2012, Dr. Scott sold 10,000 shares of Common Stock at an average price of $28.379 per share. On May 10, 2012, Dr. Scott sold 15,000 shares of Common Stock at an average price of $29.9321 per share. On May 11, 2012, Dr. Scott sold 15,000 shares of Common Stock at an average price of $30.5162 per share. These sales were made pursuant to a sales plan in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, adopted by Dr. Scott on November 11, 2011, that provides for the sale of up to 436,000 shares of the Company’s Common Stock. Subsequent to May 11, 2011, Dr. Scott vested with respect to options to purchase an additional 6,666 shares of Common Stock.

(d)   Not applicable

(e)   Dr. Scott ceased to be the beneficial owner of more than 5% of the Common Stock of the Company on May 11, 2012.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Dr. Scott ceased to be an employee of the Company on August 8, 2012. As of that date, options to purchase 145,832 shares of Common Stock with a weighted average exercise price of $19.54 per share were vested and remain so for three months following the date Dr. Scott’s employment terminated, if not exercised before then.

Item 7.	Material to be Filed as Exhibits
None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 2012

	By:	/s/ Randal W. Scott
Randal W. Scott, Ph.D.